8515 East Orchard Road Greenwood Village, CO 80111 (303) 737-3000 Mailing Address: PO Box 1080, Denver CO 80201 www.greatwest.com

February 8, 2010

Via EDGAR and E-Mail

Patrick Scott
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4644

Re:           Great-West Life & Annuity Insurance Company
SecureFoundationSM Group Fixed Deferred Annuity Certificate
File No. 333-163244

Dear Mr. Scott:

On behalf of Great-West Life & Annuity Insurance Company (the “Company”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned registration statement on Form S-1.  The Amendment was filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2010.  For your convenience, the enclosed copy has been marked to highlight changes made from the initial registration statement.

The Amendment incorporates changes made in response to comments raised by the Commission staff in a letter to the Company dated January 20, 2010 on the registration statement originally filed with the Commission on November 20, 2009.  The Amendment also contains updated information on certain product features, reflects clarifying or stylistic changes, and includes other information necessary to complete the registration statement.  However, the Company will incorporate by reference its Form 10-K for the fiscal year ended December 31, 2009, and any remaining exhibits, in a second pre-effective amendment filing.

The following paragraphs provide the Company’s response to each comment raised by the Commission staff.  For the staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

I.           PROSPECTUS

A.           General

1.
Comment: As the terms of the Certificate allow for it to be terminable under a number of circumstances, please reconsider the use of the word “guarantee” in association with any descriptions of benefits payable.

Response: The Company has revised certain references to “guarantee” in the prospectus to make clear that the guarantee is contingent and no benefit may be paid if certain conditions are not met.  However, the Company respectfully disagrees with removing the word “guarantee” from the prospectus.  The termination provisions under the Certificate are standard among the guaranteed lifetime withdrawal annuity contracts currently being offered in the insurance industry.  (In this regard, the Company also notes that it does not have the contractual authority to take any action that would terminate the Certificate and result in the loss of the guarantee, other than by deeming all Covered Funds to be ineligible under the Certificate.)  Moreover, “guarantee” is common industry usage not only among such products, but also with respect to guaranteed lifetime withdrawal benefit features offered with variable annuity contracts.

2.	Comment: Please disclose near the beginning of the prospectus who should, and who should not, consider purchasing the Certificate.

Response: The Company has revised the prospectus to move to the summary the section titled “Determining Whether a Certificate is Right For You,” which discusses when the Certificate may or may not be beneficial for a certificate owner, depending on certain financial and other events.  The Company has retitled this section “Is the Certificate right for you?”

B.           Summary (pages 1-4):

1.
Comment:  What is the Certificate?: Please clarify the disclosure that the guaranteed income provided by the Certificate is based on the “age and life of the Covered Person.”  Is it based on the age of the Covered Person at the time the first Installment is elected?

Response:  The Company has revised the disclosure to state that the guaranteed income provided by the Certificate is based on the age of the Covered Person as of the date the Company calculates the first Installment.

2.	How much will your Certificate cost?

a.
Comment:  Please disclose how the Covered Fund Value relates to the benefit for which the Guarantee Benefit Fee covers.  At the time the Guarantee Benefit Fee is calculated, is the Benefit Base equal to the Covered Fund Value?

Response:  The Company has added a section to the prospectus that describes the Covered Fund Value, including how it relates to the benefit for which the Guarantee Benefit Fee covers (i.e., if the Covered Fund Value is reduced to zero, the Certificate benefit is paid) and the events that cause an increase or decrease in the Covered Fund Value.  Also disclosed is the fact that the Benefit Base may not equal the Covered Fund Value.

b.	Comment: If the Covered Fund Value will change based on a change in Benefit Base due to annual ratchets, please disclose.

Response:  As noted in the previous response, the Company has included a new section in the prospectus to describe the Covered Fund Value.  This section explains that the Covered Fund Value is not affected by annual ratchets or resets.

c.	Comment: Please disclose the guaranteed maximum Guarantee Benefit Fee prior to disclosing current charge of 0.90%.

Response: The disclosure has been revised so that the maximum Guarantee Benefit Fee is disclosed prior to the current Guarantee Benefit Fee.

d.
Comment:  The disclosure states that the Company may change this fee at any time within the minimum and maximum range described below upon thirty days written notice.  Please describe the circumstances that will cause the Company to raise or lower the fee.

Response: The Company has revised the disclosure to explain the factors it considers when setting and readjusting the Guarantee Benefit Fee.

3.	Comment: Can you cancel your Certificate?: The disclosure that follows this heading is not consistent with the topic therein suggested.

Response:  The Company has added new disclosure to describe whether the certificate owner may cancel the Certificate, and has added a new heading to the existing disclosure titled “What protection does the Certificate provide?”

4.           How does your Certificate work?

a.	Comment: Disclose whether required minimum distributions under the Internal Revenue Code may be treated as excess withdrawals.

Response:  The disclosure has been revised to clarify when withdrawals taken to satisfy required minimum distributions under the Internal Revenue Code are, and are not, considered excess withdrawals.

b.
Comment:  Please clarify the disclosure at the top of page 4 to state, if applicable, that the GAW Percentage is determined by the age of the Covered Person(s) at the time the first Installment is taken.

Response:  The Company has revised the disclosure to state that the GAW Percentage is based on the age of the Covered Person as of the date the Company calculates the first Installment.

5.
Comment:  How do you purchase a Certificate?:  The disclosure states that a Certificate cannot be purchased until the first business day of the year that is ten years prior to the date in the name of the fund.  Given that disclosure, please explain which funds are available as designated investment options.

Response:  The prospectus has been revised to clarify that the Covered Funds are only available with the purchase of a Certificate, but that the date of such purchase cannot be prior to the first business day of the year that is ten years prior to the date in the name of the fund, other than the Maxim SecureFoundation Balanced Fund, which is immediate.  In other words, the shares of each of the Covered Funds are currently available for purchase, but the Certificate will not be deemed to be purchased in connection therewith until the ten-year mark, other than the Maxim SecureFoundation Balanced Fund, which is immediate.

C.           Risk Factors (pages 5-7)

1.
Comment:  The next to the last bullet on the page states, “If you change the provider of your IRA, you may never receive a benefit from the Certificate.”  Because this is a group contract, is it possible for the participant to change the IRA provider?  Please clarify the disclosure.

Response: The Company has revised the disclosure to clarify that the Certificate is available to participants in IRAs, where the Certificate is held by the IRA trustee or custodian as an asset of each participant’s IRA, and if the certificate owner terminates or changes the IRA provider, the Certificate will terminate.

2.	Comment: In light of the discussions of IRA termination on pages 6 and 27, please explain what is meant by termination of the IRA. How does this differ from termination of the group contract?

Response:  The prospectus has been revised to explain what is meant by termination of the IRA.

D.
Comment: IRA Rollovers (page 10):  Please disclose how the Guarantee Benefit Fee will be assessed for IRA Rollovers where the Benefit Base after the rollover is equal to the Benefit Base under the prior plan.  Will the fee still be a percentage of Covered Fund Value?

Response: The Company has revised the IRA Rollover disclosure to clarify that, following an IRA rollover, the Guarantee Benefit Fee will be calculated as a specified percentage of Covered Fund Value (regardless of whether the Benefit Base after the rollover is equal to the Benefit Base under the prior plan).

E.
Comment: The Accumulation Phase (pages 10-13):  The example of Ratchet Date Adjustments during the Accumulation Period is confusing.  Is not the calculation of the benefit based on the value of one’s investment in the Covered Funds (which is a function of the funds’ net asset value) at the end of the period rather than the payment of dividend and capital gains to a stable base?  Please revise or explain better at how the assumed Covered Fund Values are arrived.

Response: The Company has revised the prospectus to make clear when the Benefit Base is calculated, and what events increase or decrease the Benefit Base (and when).  As previously noted, a new section has also been added to better explain the Covered Fund Value calculation, which is different from the Benefit Base calculation.

F.	The GAW Phase (pages 13-19):

1.
Comment:  Consider disclosing that while you should wait until on or after a Withdrawal Year to begin making withdrawals, the longer you wait after such date to start making withdrawals from your account, the less likely you will be to benefit from your guarantee because of decreasing life expectancy.

Response:  The Company respectfully disagrees with the general statement that the longer a certificate owner waits to begin making withdrawals, the less likely the owner will be to benefit from the guarantee due to decreasing life expectancy.  For example, there are certain scenarios where it is more beneficial to wait to take withdrawals than to take them at the earliest age or even at the earliest age within a GAW percentage band.  One such example is in a “flat” market, where, while it is true that within a specified age band it is more beneficial for, say, a 65-year old to begin withdrawals than a 69-year old because each owner would receive the same withdrawal percentage, it is actually more beneficial for the 69-year old to wait until age 70 to withdraw because the withdrawal percentage would increase by 1%, making it more likely that the owner would outlive his income because he would be drawing down his account more quickly.

Assume:
▪	$100,000 Covered Fund Value and $100,000 Benefit Base at age 69
▪	Annual Covered Fund Value growth (net of any fees) equals 0%
▪	Therefore, if no withdrawals are taken, the Covered Fund Value and Benefit Base are still $100,000 at age 70
▪	If the owner begins taking 5% withdrawals beginning at age 69, the owner would withdraw $5,000 per year and would deplete the Covered Fund Value after 20 years, at age 89.
▪	If the owner begins taking 6% withdrawals beginning at age 70, the owner would withdraw $6,000 per year and would deplete the Covered Fund Value after 16.67 years, at age 86.67.
▪	Therefore, the owner is more likely to benefit from the guarantee if the owner waits to take withdrawals.

Even within a specified age band, depending on market conditions it may be more beneficial to wait to take withdrawals because withdrawals taken during an “up” market year may reduce the potential upside from a ratchet of the Benefit Base.

Assume:
▪	$100,000 Covered Fund Value and $100,000 Benefit Base at age 65
▪	At age 65, Covered Fund Value growth (net of any fees) equals 10%
▪	At age 66 and older Covered Fund Value growth (net of any fees) equals 0%
▪
If the owner begins taking 5% ($5,000) withdrawals at the end of his 65th year, the Covered Fund Value at age 66 is $105,000 and the Benefit Base ratchets to $105,000.  The annual withdrawal amount would increase to $5,250, which would deplete the $105,000 Covered Fund Value after 20 years.

▪
If the owner does not begin withdrawals at age 65, the Covered Fund Value at age 66 would be $110,000 (rather than $105,000) and the Benefit Base would ratchet to $110,000.  At that time the annual withdrawal amount would be $5,500, which would deplete the $110,000 Covered Fund Value after 20 years.

▪
Therefore, it would be more beneficial to wait to take withdrawals because, while the Covered Fund Value is depleted in the same year under either scenario, the owner would receive higher annual payments in the settlement phase ($5,500 rather than $5,250).

As a result, the Company has revised the disclosure to state that there are advantages and disadvantages to waiting to take withdrawals, and to encourage certificate owners to discuss with their advisors the most beneficial time for them to begin taking withdrawals based on their particular circumstances.

2.	Comment: Please explain what it means to have a distributable event under the IRA and the Code, as disclosed on page 13.

Response: The Company has revised the GAW Phase disclosure in the prospectus to explain what it means to have a distributable event.

3.	Comment: In the Numerical Example of GAW calculation on page 15, please explain the basis for the Adjusted Benefit Base at Initial Installment Date reflected in the examples.

Response: As noted in the Installments section of the prospectus (which precedes the Calculation of Installment Amount section), the Company will compare the current Benefit Base to the current Covered Fund Value on the Initial Installment Date, and if the Covered Fund Value is greater than the Benefit Base, the Company will increase the Benefit Base to equal the Covered Fund Value.  The Company has added a footnote to the numerical examples to reiterate this point.

G.	Guarantee Benefit Fee (p. 22-23)

1.
Comment:  Clarify that the Owner is responsible for submitting the fee and that it is not deducted and/or collected by the Company.  Consequently, consider adding as a risk factor termination of the Certificate resulting from failure on the part of the Owner to pay the fee.

Response:  The Company has revised the prospectus to clarify how the Guarantee Benefit Fee is redeemed from Covered Fund shares and submitted to the Company.  The Company has also added to the risk factors section of the prospectus disclosure stating that the Certificate will terminate if the certificate owner does not pay the Guarantee Benefit Fee.

2.
Comment:  Please explain why the Covered Fund Value is different from the Benefit Base in the example.  In addition, is it possible for the Covered Fund Value on which the fee is based to exceed the Benefit Base?  If so, please provide an example illustrating those circumstances.

Response: As previously noted, the Company has included a new section in the prospectus to describe the Covered Fund Value, and to explain how the Covered Fund Value differs from the Benefit Base.  The Company has also revised the section describing the Guarantee Benefit Fee to reiterate that the Covered Fund Value may be different from the Benefit Base, and to provide an example where the fee is calculated based on a Covered Fund Value that is greater than the Benefit Base.

3.
Comment: The disclosure states that the Certificate will terminate as of the date the fee is due if you do not receive the Guarantee Benefit Fee.  Please make this disclosure in bold near the beginning of the prospectus.

Response: In the summary section of the prospectus titled “How much will your Certificate cost?” the Company has added bold disclosure indicating that the Certificate will terminate if the Guarantee Benefit Fee is not received.

H.	Termination of the Group Contract (pages 26-27)

1.
Comment:  In addition to disclosing that fees associated with any new GLWB feature will likely differ from the Guarantee Benefit Fee, please disclose the expenses for an alternative product may be greater than that for the Certificate.

Response: The Company has revised the disclosure to indicate that fees associated with any new GLWB feature will likely differ from, and may be greater than, the Guarantee Benefit Fee.

2.
Comment:  The disclosure states that in the event the Group Contract Owner Terminates the Group Contract, an Owner may elect to transfer the Covered Fund Value to another investment vehicle.  Is an annuity contract a suitable product to be used in connection with the Certificate?

Response: At any time an Owner may elect to transfer the Covered Fund Value to any investment vehicle.  While this may result in the loss of any benefit conveyed by the Certificate, the Owner never loses any rights associated with the Covered Fund Value in the same manner as any other mutual fund.  However, if the Owner wishes to maintain a guarantee feature, an annuity contract may not be an available option for the Owner and is not available at this time.  Currently the Certificate is available to be purchased on in connection with the purchase of the Covered Funds listed in the prospectus.

3.	Comment: Please explain to the staff how many notices will be provided before a Certificate is terminated.

Response: The Company will not provide notice to the certificate owner prior to termination of the Certificate.

I.	Sales of the Certificates (page 32)

1.
Comment:  Please disclose briefly the nature of the obligation of the underwriter to take the securities as required by Item 508(a) of Regulation S-K per Item 8 of Form S-1.  Also, please describe the plan of distribution and the terms of any agreement, arrangement, or understanding entered into with broker(s) or dealer(s) prior to the effective date of the registration statement.  Item 508(c)(2) of Regulation S-K.

Response: The Company respectfully notes that the last sentence of the first paragraph under Sales of the Certificates states that GWFS Equities will use its best efforts to sell the Certificates, but is not required to sell any specific number or dollar amount of Certificates.  There is no agreement, arrangement, or understanding entered into with any broker or dealer prior to the effective date of the registration statement.  The Company believes the disclosure set forth in Sales of the Certificates is fully responsive to Item 508 of Regulation S-K.

2.
Comment:  The disclosure notes that the GWFS Equities may be eligible for non-cash compensation programs offered by GWFS Equities or an affiliated company.  Please clarify the circumstances under which such “non-cash” compensation may be awarded and whether conferences, trips, prizes and awards are an exhaustive list of such.

Response:  The Company has revised the prospectus disclosure to clarify the circumstances under which “non-cash” compensation may be awarded and to provide an exhaustive list of such.

II.	PART II

A.	Comment: Financial Schedules: Please include the financial schedules per Item 16(b) as required by Regulation S-X and Item 11(3) of Form S-1.

Response: The Company will incorporate by reference its Form 10-K for the fiscal year ended December 31, 2009 in a second pre-effective amendment filing.

B.
Comment:  Financial Statements, Exhibits, and Certain Other Information:  Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Company has included all required or missing disclosure in the Amendment, other than certain exhibits (consents) and the incorporation by reference to its Form 10-K for the fiscal year ended December 31, 2009 (which will be included in a second pre-effective amendment filing).

C.	Comment: Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time or such request, acknowledging that

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response:  The Company acknowledges that, with respect to the above-referenced filing:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

We believe that the Amendment responds to all Commission staff comments.  We respectfully request that the staff review these materials as soon as possible.  Requests for acceleration from the Company and from the principal underwriter will accompany a second pre-effective amendment filing, seeking acceleration of the effectiveness of the registration statement to February 26, 2010.  Any assistance you can provide to the Company to assist it in meeting this request would be very much appreciated.

Please do not hesitate to call the undersigned at 303.737.2013, Stephen E. Roth at 202.383.0158, or Elisabeth M. Bentzinger at 202.383.0717 with any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Keith E. Grindstaff

Keith E. Grindstaff

Enclosures

cc:           Stephen E. Roth
Elisabeth M. Bentzinger